EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE	30,432,433

DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE
January 16, 2007	1,925,000	1,582,779	32,015,212
February 5, 2007	600,000	360,000	32,375,212
February 21, 2007	275,000	116,111	32,491,323
March 22, 2007	365,000	36,500	32,527,823

Loss for the period	$1,006,853
Weighted average shares	32,527,823
Net Loss per share	$(0.03)